FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ✓       Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                   ]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date: 3rd June, 2004	Ioannis Pehlivanidis Deputy Governor

INVITATION
TO THE BANK’S 2nd REPEAT GENERAL MEETING OF SHAREHOLDERS
to be held on Thursday, 17 June 2004, at 12:00 noon

Pursuant to the provisions for Sociétés Anonymes (Cod. Law 2190/1920) and for dematerialized shares (Law 2396/96), to the Bank’s Articles of Association (Article 11) and following the National Bank’s Board of Directors’ resolution dated 3 June 2004, the Shareholders of banking Société Anonyme National Bank of Greece S.A., whose registered office is at Eolou 86, Athens, Greece, are invited to the Bank’s 2nd Repeat General Meeting to be held at 12:00 noon on Thursday, 17 June 2004 at Eolou 93 (Megaro Mela), Athens, with the following agenda:

Amendment to Articles 18, 21, 22, 23, 24, 27, 30 and 41 of the Bank’s Articles of Association.

According to the law and the Bank’s Articles of Association, Shareholders who wish to participate in the 2nd Repeat General Meeting in person or by proxy are requested to proceed as follows:

1.	Shareholders of dematerialized shares not held in the Special Securities Account with the Central Securities Depository S.A. should have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders will subsequently submit the relevant certification, issued by the Central Securities Depository S.A. and supplied to them by their Securities Account Operators, to the Bank’s Head Office, network branches or Shareholders Department at Eolou 93, Athens (ground floor) at least five (5) days before the date of the 2nd Repeat General Meeting (i.e. by Friday, 11 June 2004).

2.	Shareholders of dematerialized shares which are held with the Central Securities Depository S.A. in a Special Securities Account should have their shares blocked, in all or in part, directly through the Central Securities Depository S.A., by written declaration; the relevant certification issued to the Shareholders by the above-mentioned institution will subsequently be submitted by them to the Bank’s Head Office, network branches or Shareholders Department at Eolou 93, Athens (ground floor) at least five (5) days before the date of the 2nd Repeat General Meeting (i.e. by Friday, 11 June 2004).

3.	Shareholders of non-dematerialized shares or depository documents will have to deposit them with the Bank (Head Office and Branches), or with the Deposit and Loans Fund or with any banking corporation in Greece at least five (5) days before the 2nd Repeat General Meeting (i.e. by Friday, 11 June 2004). Shareholders abroad should deposit their shares at any local NBG Unit (Branch or Representative Office), as applicable, otherwise with any other accredited Bank. They should also ensure that the relevant share deposit receipts are submitted to the Bank by the same deadline.

Shareholders who are legal entities are further required to submit their legalization documents to the Bank, according to the law, within the same time limits as above, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders wish to be represented by proxy, their representation documents should also be submitted to the Bank by the same deadline.

For their convenience, Shareholders who wish to participate in the 2nd Repeat General Meeting are also offered the option to authorize the Bank to block their shares on their behalf, in which case they are requested to contact the Shareholders Department (Tel. Nos. +30 210-3343414/16/21/24/26/28/60/94, and Fax. Nos. +30 210-334 3404/06/10).

Athens, 3 June 2004
BY ORDER OF THE BOARD OF DIRECTORS
IOANNIS PECHLIVANIDIS
DEPUTY GOVERNOR

PRESS RELEASE

Athens, 3/6/2004

The Repeat General Meeting of Shareholders of National Bank of Greece was held today, Thursday, 3 June 2004 at Megaro Mela, with just one item on the agenda: Amendment to articles of the Bank’s Articles of Association.

In view of the fact that no quorum was formed for decision-making pursuant to the provisions of the law and the Bank’s Articles of Association, a second Repeat General Meeting shall be held on Thursday, 17 June 2004 at 12:00 noon at Megaro Mela.